Exhibit 99.1

Bank of Bermuda Announces Senior Management Succession

(Hamilton, Bermuda, 19 November 2003) Bank of Bermuda (BBDA:NASDAQ;BOB:BSX) announces today, that subject to the completion of the acquisition of the Bank of Bermuda by HSBC, it is intended that the current Board of Directors will be retained, with the addition of up to two HSBC representatives. It is also intended that Henry Smith, 54, Chief Executive Officer of the Bank of Bermuda since March 1997, will retire in 12 months from the date of completion, or earlier if mutually agreed by him and the Bank.

The Board proposes that Mr. Smith will be succeeded as Chief Executive Officer of the Bank of Bermuda by Philip Butterfield, currently the Bank’s Chief Operating Officer. Mr. Butterfield, 57, who joined the Bank of Bermuda in June 2000, would become CEO designate on completion of the transaction.

Joseph C.H. Johnson, Chairman of the Bank of Bermuda, said: “The Board of the Bank of Bermuda has a clear succession plan for the Bank’s most senior executive positions. Succession planning and the desire of the Bank and HSBC to retain Bermudian expertise at the most senior level were key elements in the discussions about the proposed acquisition.

“Henry has been a critical part of this proposed transaction. The Bank and HSBC are delighted that he has committed to assist as necessary for up to a year in order to make the acquisition proceed as smoothly as possible.

“In Philip Butterfield, with his wide international experience in banking, we will have a highly capable successor to Henry. Subject to shareholder approval of the acquisition, we are confident

Press Release

that Phil will steer the Bank through the exciting next phase in its history, as a member of the HSBC Group, with all the opportunities for Bermuda, shareholders, customers and staff this new beginning will bring.”

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Notes to Editors:

•	Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 17 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa, Tokyo, Bahrain and Switzerland. Listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB), Bank of Bermuda has total assets of $10.9 billion (as at 30 June 2003) and over $100 billion in assets under administration.

•	Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

Media contact:
Karen Madeiros
Bank of Bermuda
Telephone: (+441) 299 6709
Fax: (+441) 299 6559
E-mail: karen.madeiros@bankofbermuda.com